UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Prosper Marketplace Inc.

File No. 333-147019 - CF#26657
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Prosper Marketplace Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Post-Effective Amendment filed on April 6, 2011.

Based on representations by Prosper Marketplace Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8 through January 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel